                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No._____)*


                            Eco Soil Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)


                        Common Stock ($0.005 per share)
                   -----------------------------------------
                         (Title of Class of Securities)


                                   278858105
                   -----------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 278858105
Page 2 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      BH Capital Investments, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          676,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          676,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      676,230
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      PN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 3 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      Excalibur Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          676,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          676,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      676,230
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      PN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 4 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      Mark Shoom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          312,107
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          312,107
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      312,107
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 5 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      MB Capital Partners
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ottawa, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          208,071
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          208,071
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      208,071
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      PN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 6 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      HB and Co., Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          676,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          676,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      676,230
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      CO
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 7 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      Henry Brachfeld
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          676,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          676,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      676,230
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 8 of 16


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON


      Excalibur Capital Management, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          676,230
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          676,230
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      676,230
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      CO
------------------------------------------------------------------------------

  CUSIP Number 278858105
  Page 9 of 16


------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

      William S. Hechter

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

                 Ontario, Canada
------------------------------------------------------------------------------
                     5.   Sole Voting Power

     NUMBER OF                 676,230

      SHARES       -----------------------------------------------------------
                     6.   Shared Voting Power
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   Sole Dispositive Power

    REPORTING                  676,230

      PERSON       -----------------------------------------------------------
                     8.   Shared Dispositive Power
       WITH
                               0
------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          676,230
------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

          Not Applicable
------------------------------------------------------------------------------
11.   Percent of Class Represented By Amount in Row (9)

          3.6%
------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

          IN
------------------------------------------------------------------------------

 CUSIP Number 278858105
 Page 10 of 16


------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

            MSM Management Corporation

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

                 Ontario, Canada

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     NUMBER OF                 208,071

      SHARES       -----------------------------------------------------------
                     6.   Shared Voting Power
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   Sole Dispositive Power

    REPORTING                  208,071

      PERSON       -----------------------------------------------------------
                     8.   Shared Dispositive Power
       WITH
                               0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

               208,071
------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

               Not Applicable
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

               1.1%
------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

               CO
------------------------------------------------------------------------------

  CUSIP Number 278858105
  Page 11 of 16


------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

              Lillian Brachfeld

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

                Ontario, Canada

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of               0

      Shares       -----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                             0
     Owned By
                   -----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                0

      Person       -----------------------------------------------------------
                     8.   Shared Dispositive Power
       With
                             0
------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           0
------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

           Not Applicable
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           0%
------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           IN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 12 of 16

Item 1(a).     Name of Issuer

               Eco Soil Systems, Inc. (the "Issuer")

Item 1(b).     Address of the Issuer's Principal Executive Office

               10740 Thornmint Road, San Diego, California 92127

Item 2(a).     Names of Persons Filing

               1.  BH Capital Investments, L. P. ("BHCI")
               2.  Excalibur Limited Partnership ("ELP")
               3.  Mark Shoom ("Mr. Shoom")
               4.  MB Capital Partners ("MBCP")
               5.  HB and Co., Inc. ("HBCI")
               6.  Henry Brachfeld ("Mr. Brachfeld")
               7.  Excalibur Capital Management, Inc. ("ECMI")
               8.  William S. Hechter ("Mr. Hechter")
               9.  MSM Management Corporation ("MSM")
               10. Lilian Brachfeld ("Mrs. Brachfeld")

          Attached as Exhibit 1 is a copy of an agreement by and among the
                      ---------
          Reporting Persons to the effect that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).     Address of the Principal Business Office:

          The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

          175 Bloor Street East, South Tower
          Suite 705
          Toronto, Ontario, Canada M4W 3R8

          The address of the principal business office of ELP, ECMI and Mr. Hechter is:

          33 Prince Arthur Avenue
          Toronto, Ontario, Canada M5R 1B2

          The address of the principal business office of Mr. Shoom is:

          4100 Yonge Street
          Suite 504
          Toronto, Ontario, Canada M2P 2G2

CUSIP Number 278858105
Page 13 of 16

          The address of the principal business of MBCP and MSM is:

          c/o Borden, Elliot, Scott & Aylen
          1000-60 Rue Queen Street
          Ottawa, Canada K1P 5Y7

Item 2(c).     Citizenship

               See Row (4) on Pages 2-11

Item 2(d).     Title of Class of Securities

               Common Stock

Item 2(e).     Cusip Number

               278858105

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

               Not Applicable

Item 4.   Ownership

          (a)  See Row (9) on Pages 2-11. Reported share ownership on this
               Schedule 13G represents amounts beneficially owned by the Reporting Persons as of December 31, 2000. Each Reporting Person is deemed to beneficially own a pro rata portion of the 9.9% of the Issuer's common stock beneficially owned by the group based on such person's pro rata ownership of the Issuer's 7% Senior Secured Convertible Debentures dated January 24, 2000 in the aggregate original principal amount of $4.5 million (the "Convertible Debentures") and warrants to purchase the Issuer's common stock issued in connection therewith.
          (b) See Row (11) on Pages 2-11. As of December 31, 2000, the Reporting Persons beneficially owned in the aggregate 9.9% of the Issuer's Common Stock based on 18,915,547 shares outstanding on that date as reported on the Issuer's Form 10-K for the year ended December 31, 2000.
          (c)  See Rows (5)-(8) on Pages 2-11
          (d) Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP Number 278858105
Page 14 of 16

          Note: The number of shares of the Issuer's common stock issuable upon conversion of the Convertible Debentures is based upon a conversion price of $0.5813 per share. Pursuant to the terms of the Convertible Debentures, the holders of the Convertible Debentures may convert the indebtedness thereunder at the lowest of (i) $3.00 per share, (ii) the average of the closing bid prices of the Issuer's common stock for the five trading days preceding the date the Convertible Debentures were issued, or (iii) 90% of the average of the closing bid prices of the Issuer's common stock for the three lowest days in the fifteen consecutive trading days preceding conversion. As of December 31, 2000, the applicable conversion price was $0.5813. The Convertible Debentures prohibit a holder of Convertible Debentures from converting such portion of its Convertible Debenture to the extent that after giving effect to such conversion, such owner (together with other Convertible Debenture holders) would be deemed to beneficially own more than 9.9% of the Issuer's outstanding common stock.

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.   Identification and Classification of Members of the Group

               Not Applicable

Item 9.   Notice of Dissolution of Group

               Not Applicable

Item 10.  Certification

          By signing below, the undersigned hereby certify that, to the best of their knowledge and belief, the securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP Number 278858105
Page 15 of 16

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 29, 2001


                               BH Capital Investments, L.P.
                               By: HB and Co., Inc.



                               By: /s/ Henry Brachfeld
                                   --------------------------------------(SEAL)
                                   Henry Brachfeld
                                   President


                               Excalibur Limited Partnership
                               By: Excalibur Capital Management, Inc., General
                                   Partner


                               By: /s/ William S. Hechter
                                   --------------------------------------(SEAL)
                                   William S. Hechter
                                   President


                                   /s/ Mark Shoom
                                   --------------------------------------(SEAL)
                                   Mark Shoom


                               MB Capital Partners
                               By: MSM Management Corporation


                               By: /s/ Timothy J. McCunn
                                   --------------------------------------(SEAL)
                                   Timothy J. McCunn
                                   President

CUSIP Number 278858105
Page 16 of 16

                               HB and Co., Inc.


                               By: /s/ Henry Brachfeld
                                   --------------------------------------------
                                   Henry Brachfeld
                                   President



                               Excalibur Capital Management, Inc.



                               By: /s/ William S. Hechter
                                   --------------------------------------(SEAL)
                                   William S. Hechter, President



                               /s/ William S. Hechter
                               ------------------------------------------(SEAL)
                               William S. Hechter



                               MSM Management Corporation



                               By: /s/ Timothy J. McCunn
                                   --------------------------------------(SEAL)
                                   Timothy J. McCunn, President



                               /s/ Lilian Brachfeld
                               -----------------------------------------(SEAL)
                               Lilian Brachfeld

                                   EXHIBIT 1
                                   ---------


                 JOINT FILING AGREEMENT AND POWER OF ATTORNEY
                 --------------------------------------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below (the "Filing Persons") agree to the joint filing on behalf of each of them of this Statement on Schedule 13G and any amendment thereto and any Schedule 13D and any amendment thereto to be filed with the Securities and Exchange Commission with respect to the Common Stock, par value $.005 per share, of Eco Soil Systems, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     Each of the Filing Persons agree that the information set forth in such
Schedule 13G and any amendments thereto or Schedule 13D and any amendment thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or Schedule 13D or such amendments, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G or Schedule 13D.

     In addition, each Filing Person hereby constitutes and appoints Henry Brachfeld and William S. Hechter, and each of them acting singly, his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or its and in his, her, or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of him, her, or it as an individual or entity pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary fully for all intents and purposes as he, she, or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement on this 29th day of May 2001.


                               BH Capital Investments, L.P.
                               By: HB and Co., Inc.



                               By: /s/ Henry Brachfeld
                                   --------------------------------------(SEAL)
                                   Henry Brachfeld
                                   President


                               Excalibur Limited Partnership
                               By: Excalibur Capital Management, Inc., General
                                   Partner



                               By: /s/ William S. Hechter
                                   --------------------------------------(SEAL)
                                   William S. Hechter
                                   President


                                   /s/  Mark Shoom
                                   --------------------------------------(SEAL)
                                   Mark Shoom


                               MB Capital Partners
                               By: MSM Management Corporation


                               By: /s/ Timothy J. McCunn
                                   --------------------------------------(SEAL)
                                   Timothy J. McCunn
                                   President

                               HB and Co., Inc.


                               By: /s/ Henry Brachfeld
                                   --------------------------------------------
                                   Henry Brachfeld
                                   President


                               Excalibur Capital Management, Inc.



                               By: /s/ William S. Hechter
                                   --------------------------------------(SEAL)
                                   William S. Hechter, President



                               /s/ William S. Hechter
                               -----------------------------------------(SEAL)
                               William S. Hechter



                               MSM Management Corporation



                               By: /s/ Timothy J. McCunn
                                   --------------------------------------(SEAL)
                                   Timothy J. McCunn, President



                               /s/ Lilian Brachfeld
                               -----------------------------------------(SEAL)
                               Lilian Brachfeld